Carillon Fund Distributors®, Inc., Member FINRA.

STATEMENT OF FINANCIAL CONDITION

September 30, 2025
(Audited)

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	November 30, 2027
Estimated average burden hours per response.....	12.00

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 (MM/DD/YY) AND ENDING 9/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Carillon Fund Distributors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Bryan Gervais	**727-567-1000**	**Bryan.Gervais@RaymondJames.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Gervais, officer of Carillon Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carillon Fund Distributors, Inc., as of September 30, 2025 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tim Footlick

Notary Public

TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 580421
My Comm. Expires Sep 29, 2028
Bonded through National Notary Assn.

Signature

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2025

SUMMARY OF CONTENTS

A.   Officer Certification and Oath or Affirmation

B.   Report of Independent Registered Public Accounting Firm

C.   Statement of Financial Condition as of September 30, 2025

D.   Notes to Statement of Financial Condition



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Carillon Fund Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carillon Fund Distributors, Inc. (the Company) as of September 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Tampa, Florida
November 25, 2025

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2025

Assets:

Cash and cash equivalents	$	10,493,778
Receivables from affiliated mutual funds		408,367
Receivables from affiliates		5,775
Prepaid expenses and other assets		136,086
Deferred income taxes, net		52,621
Total assets	$	11,096,627

Liabilities and stockholder's equity:

Distribution fees payable	$	491,954
Accrued compensation, commissions and benefits		1,344,136
Payables to affiliates		544,353
Accrued expenses and other liabilities		11,564
Total liabilities		2,392,007

Stockholder's equity:

Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares	1
Additional paid-in capital	123,735,656
Accumulated deficit	(115,031,037)
Total stockholder's equity	8,704,620
Total liabilities and stockholder's equity	$ 11,096,627

See accompanying Notes to Statement of Financial Condition.

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carillon Fund Distributors, Inc. ("CFD," "we," "our," "ours," "us," or the "firm") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Investment Management, Inc. ("RJIM"), who is in turn a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Ultimate Parent"). CFD is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). For the year ended September 30, 2025, CFD served as principal underwriter and distributor for the Carillon Family of Funds (for all of which EAM or other RJIM affiliates are sub-advisers, the "Funds"), by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting guidance recently adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued amended guidance related to disclosures for segment reporting (ASU 2023-07). The amendment requires a public entity to disclose on an annual basis, for each reportable segment, the significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The guidance also requires a public entity to disclose, for each reportable segment, an amount for other segment items (those not captured as a significant expense) and the reported measure of a segment's profit or loss. We adopted this guidance on a retrospective basis as of October 1, 2024. Since this amendment only requires additional disclosures, adoption did not have an impact on our financial position, results of operations, or cash flows. Refer to the Segment Information section of this footnote for additional disclosures required by this guidance.

Basis of presentation
We conform to our Parent and RJF's fiscal year end of September 30. The accompanying Statement of Financial Condition are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Contracts with customers

Receivables related to contracts with customers were $408,367 at September 30, 2025 and are recorded in "Receivables from affiliated mutual funds" in the Statement of Financial Condition.

We have elected the practical expedient allowable under GAAP to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Cash and cash equivalents

Our cash is held in a third party bank account which is immediately available for our use as needed.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees subject to the requirements of rule 12b-1 under the Investment Company Act of 1940 ("12b-1") and advances to broker-dealers related to Class C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the twelve month period from their date of purchase. These receivables generally have minimal

credit risk due to their short-term nature and low probability of default; therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the income taxes receivable or payable are included as part of the receivable from affiliates or payable to affiliates balances on the Statement of Financial Condition. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or liquidity. Additionally, deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. We continue to believe that the realization of our deferred tax assets is more likely than not based on the ability to net future losses against the future taxable income of the affiliated group in accordance with the tax sharing agreement. See Note 4 for further information on our income taxes.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

Segment information

CFD has a single reportable segment as the CODM manages the business activities using information of the firm as a whole. The accounting policies of the segment are the same as those described herein in Note 2. CFD's CODM is the Chief Executive Officer of CFD, who uses pre-tax income to assess performance. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. See Note 6 for further information on our net capital requirements.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate in related party transactions with affiliates. The receivable from affiliates is $5,775 at September 30, 2025, which is the amount from other affiliates for the uncollected portion of all other related party transactions.

The payable to affiliates is $544,353 at September 30, 2025. The balance includes $371,820 of distribution fees payable to broker-dealer affiliates, $125,467 payable to RJF arising from federal and state income taxes, with the remainder payable to other affiliates for the unpaid portion of all other related party transactions.

The related party transactions that result in these payables and receivables are settled monthly with cash transfers.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2025
Deferred tax assets:	
Property and equipment	2,052
Deferred compensation	49,351
Accrued expenses	1,218
Total deferred tax asset, net	$ 52,621

At September 30, 2025, we recognized no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are no longer subject to U.S. federal income tax examination by tax authorities for fiscal years prior to fiscal 2022, and fiscal years prior to fiscal 2021 for state and local jurisdictions. Certain state and local tax returns are currently under various stages of audit and appeals processes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions arising in connection with our activities.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. As of September 30, 2025 there were no pending litigation, claims or proceedings. However, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted.

Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. At September 30, 2025, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2025
Net capital	$ 8,101,771
Less: Required net capital	(250,000)
Excess net capital	$ 7,851,771

NOTE 7 – SUBSEQUENT EVENTS

The firm has evaluated subsequent events from the balance sheet date through November 25, 2025, the date at which the Statement of Financial Condition were to be issued.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM